SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

______________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

HINES GLOBAL REIT, INC.

(Name of Subject Company)

Everest REIT Investors I, LLC (offeror)

Everest REIT Investors III, LLC (offeror)

(Filing Persons)

Shares of Common Stock

(Title of Class of Securities)

None known

(CUSIP Number of Class of Securities)

Christopher K. Davis

Everest REIT Properties, LLC

199 S. Los Robles Ave., Suite 200

Pasadena, CA 91101

Telephone (626) 585-5920

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation: $88,790,000(1)                     Amount of Filing Fee: $11,054.36

(1)Assumes the purchase of 13,660,000 Shares at the gross cash price per Share.

[ ]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:  $11,054.36Filing party:  Everest REIT Investors I, LLC

Form or registration no.: SC TO-TDate filed:     May 7, 2018

[ ]Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]third-party tender offer subject to Rule 14d-1.

[ ]issuer tender offer subject to Rule 13e-4.

[ ]going-private transaction subject to Rule 13e-3.

[ ]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

TENDER OFFER

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (“Statement”) relating to the offer (the "Offer") by EVEREST REIT INVESTORS I, LLC and EVEREST REIT INVESTORS III, LLC (collectively, the "Purchaser") to purchase up to 13,660,000 shares of common stock (the "Shares") in Hines Global REIT, Inc. (the “Corporation”), the subject company, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 7, 2018 (the "Offer to Purchase") and the related Transfer Agreement. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase.

The Offer to Purchase expired pursuant to its terms on June 18, 2018.  The Purchaser received approximately 342,495 Shares that were validly tendered and not withdrawn. All tendered Shares were accepted for payment.  Including such tendered Shares, the Purchaser and its affiliates will own a total of approximately 349,233 Shares (approximately 0.1% of the outstanding Shares).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2018

EVEREST REIT INVESTORS I, LLC

By:/S/ DAVID I. LESSER

David I. Lesser

President

EVEREST REIT INVESTORS III, LLC

By:/S/ DAVID I. LESSER

David I. Lesser

President